UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
Specialized Disclosure Report

The Boeing Company
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-442	91-0425694
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

100 N. Riverside, Chicago, IL	60606-1596
(Address of Principal Executive Offices)	(Zip Code)

Jeffrey Miller, 314-232-9689
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of The Boeing Company's (the "Company") Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.boeing.com/investors.
Item 1.02 Exhibit
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE BOEING COMPANY
By:	/s/ Jenette E. Ramos
Jenette E. Ramos
Senior Vice President, Manufacturing, Supply Chain & Operations
Dated:	May 30, 2018